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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: OCTOBER 19, 2001
                  ----------------

                                    [GRAPHIC]

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)


         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F      X      Form 40-F
                              -----------          -----------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes            No      X
                              -----------    -----------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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The following is a description of certain recent developments in litigation:

ALL AMERICA CABLES & RADIO LITIGATION

      On August 13, 2001, Instituto Dominicano de Telecomunicaciones, or Indotel, the Dominican telecommunications regulator, issued an order, in response to a complaint filed by All America Cables & Radio, a subsidiary of Centennial Corp., that we are not dominant in the Dominican market and that the interconnection agreement we offered to All America was not discriminatory. The interconnection agreement that we offered to enter into with All America was the same as we entered into with France Telecom in the Dominican Republic and which, we understand, All America has with Codetel and which Codetel has with France Telecom. Indotel further ruled that if we granted to All America the economic concessions that it seeks from us, the allowance would create discrimination against other carriers in the Dominican Republic, violating the Dominican law and the Dominican constitution.

      On September 14, 2001, Indotel issued an order, in response to a motion submitted by All America for reconsideration of August 13, that ratified the August 13 order and ordered us and All America to enter into an interconnection agreement on substantially the terms and conditions that we proposed.

      On September 4, 2001, Centennial Communications Corp. and its affiliates filed a complaint against Tricom USA Inc. with the United States Federal Communications Commission claiming that

      o We refused to provide Centennial's affiliate in the Dominican Republic with sufficient facilities and reasonable, nondiscriminatory terms for connecting traffic between ours and its network in the Dominican Republic.

      o Centennial should not pay to Tricom, S.A. the market rate for terminating calls to Tricom customers in the Dominican Republic determined by Indotel, approximately US$.042 per minute, but should pay $US.011 per minute; our refusal to agree to this rate is discriminatory; and even if Centennial pays the same international termination rate as Tricom USA, Tricom USA gets a benefit because it is affiliated with Tricom, S.A.

      o We engage in discriminatory behavior because other U.S. carriers including Tricom USA get better interconnection capacity from Tricom, S.A. between the United States and the Dominican Republic than does Centennial.

      o We are harming competition in the United States by limiting the number of interconnection facilities we have made available to connect calls from Centennial's

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            customers to ours, inflating the price for local termination of international traffic and refusing in general to deal with Centennial on a nondiscriminatory basis.

      o We are violating the conditions of the license granted to Tricom USA by the FCC to operate as a facilities based carrier which provides that neither Tricom USA nor any persons controlling it would participate in any favorable interconnection arrangements or special concessions not available to other U.S. carriers.

      Centennial requests that the FCC:

      o     order Tricom USA to cease accepting special concessions from Tricom
            S.A.;

      o require Tricom USA and Tricom S.A. to provide adequate interconnection capacity to Centennial and reduce the access charge to a level consistent with costs;

      o find that Tricom USA is liable to Centennial for damages to compensate Centennial for the losses that it suffered as a result of Tricom's violations of law and the FCC's rules; and

      o revoke Tricom USA's Section 214 license if Tricom USA does not stop receiving special concessions from Tricom, S.A.

      We have replied to Centennial's complaint with the FCC on October 13, 2001. We responded that:

      o Indotel is the regulator with jurisdiction over the complaint and Centennial is attempting to appeal the decision by Indotel in the action brought by All America Cables & Radio Inc. against Tricom in the Dominican Rebuplic;

      o Centennial failed to provide any evidence that Tricom USA accepts special concessions from Tricom S.A.;

      o The relief sought by Centennial is improper as Tricom USA owns no facilities in the Dominican Republic and the FCC has no jurisdiction over Tricom S.A., which is the only entity that could provide the interconnection capacity sought by All America Cables & Radio.

      We requested that the FCC reject jurisdiction over the matter or deny the relief sought by Centennial in its entirety.

BELL SOUTH LITIGATION

      On May 8, 2001, BSC of Panama, S.A., a subsidiary of Bell South, which owns one of the two cellular telecommunications concessions granted by the Panamanian government, requested that the Panamanian ENTE REGULADOR DE LOS SERVICIOS PUBLICOS, or ENTE, investigate Tricom Panama, S.A. for violations of the Telecommunications Act and the ENTE's regulations. Bell South claimed that Tricom Panama:

      o will use its iDEN based trunking services to provide cellular telecommunications services, in violation of our license; and

      o although we proved that our iDEN system has been modified to disable "hand off" capabilities, the fact that the equipment has these capabilities represents a breach of regulations and our license.

      The ENTE has not issued any ruling on Bell South's request, but has stated publicly that Panamanian regulations do not limit the provision of mobile services to a particular technology.

      On August 24, 2001, Bell South requested that the ENTE initiate a legal review before the Third Chamber of the Panamanian Supreme Court of Justice, of the interpretation given by the ENTE to the definition of "Conventional Trunking System Services." Bell South alleges that the interpretation given by the ENTE to the definition of

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"Conventional Trunking System Services," found in Resolution No. JD-025 of
December 12, 1996 violates several articles of the Telecommunications Act, including that the ENTE's interpretation allows a trunking service provider to use any mobile system, including any type of cellular systems, as long as the "Hand-Off" capabilities is disabled. Bell South claims that this violates the Telecommunications Act, which states that cellular services are a Type A Service that can only be provided by Bell South and the other holder of a Type A License, Cable & Wireless.

      The ENTE has replied that it only regulates services and not technology and that the definition of "Conventional Trunking System Services" protects the temporary exclusivity regime given to cellular services because it does not allow the participation of new cellular service providers in the Panamanian market. The license given to Tricom Panama is for the operation of conventional trunking services which it plans to operate with the iDEN system.

      The legal review by the Third Chamber of the Panamanian Supreme Court of Justice requested by Bell South cannot be undertaken until the Supreme Court resolves a constitutional review regarding the lack of procedure for it to undertake a legal review of the sort sought by Bell South. To date, the Supreme Court has not indicated whether it will review the procedure.

      On August 28, 2001, Bell South obtained a precautionary order from the Seventh Civil Court of the First Judicial Circuit requiring Tricom Panama to cease all activity directly or indirectly related to the installation and supply of telecommunication services using Motorola's iDEN system. This order forms part of a tort claim, submitted by Bell South on September 4, 2001, against Tricom for US$20,000,000 for the possible damages that Tricom Panama may cause Bell South in the event that Tricom Panama initiates operations of an iDEN-based trunking service.

      On September 11, 2001 Tricom Panama submitted a motion before the Seventh Civil Court to substitute a bond for the precautionary order to cease its activities and at the same time appealed to the Superior Civil Chamber the precautionary order itself. On October 1, 2001, the Seventh Civil Court denied Tricom Panama's motion and, on October 8, 2001, Tricom Panama also appealed this decision to the Superior Civil Chamber. The Tricom Panama defense if based on the following principles:

      o only the ENTE has by law the power to discontinue public utilities services;

      o this precautionary measure can only be applied to real property (not to personal property);

      o there is no imminent damage that justifies the precautionary measure.


      On September 11, 2001, Bell South submitted a complaint stating that Tricom Panama was in default of the court order.

      Tricom Panama also submitted a motion to the Seventh Civil Court to dismiss Bell South's tort claim and to invalidate the precautionary order, due to the court's lack

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of jurisdiction over a matter that should be decided by the ENTE. On September
28, 2001, Tricom Panama filed a US$1,000,000 damages counterclaim against Bell South for the public campaign set against Tricom Panama by Bell South and for the unfounded investigation requested before the ENTE.

      We believe, based on the advice of our Panamanian legal counsel, that Bell South should not succeed in its claims because:

      o Bellsouth cannot claim any damages caused by Tricom Panama activities, since Tricom Panama operations are protected under a legitimate Conventional Trunking System Services license.

      o The Ente is the only authority empowered to declare that the telecommunications services to be provided by Tricom Panama are not conventional trunking services, or that the iden system cannot be used to provide conventional trunking systems.

      o Tricom Panama has yet to finish installation of their telecommunication equipment and has not begun to advertise or offer other services, therefore, Bellsouth can not prove any possible damages derived from Tricom Panama's operations.


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TRICOM, S.A



Dated: October 19, 2001                   By: s/ Carl H. Carlson
                                              ------------------
                                              Carl H. Carlson
                                              Executive Vice President
                                              and Member of the
                                              Office of the President